SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

23 April, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Result of AGM dated 23 April 2026

Exhibit 1.1

BP p.l.c.

Annual General Meeting (AGM) 2026 poll results

BP p.l.c. held its AGM on 23 April 2026 and announces the results of the voting below.

In accordance with UK Listing Rule 6.4.2, resolutions will shortly be submitted to the National Storage Mechanism and will be available for inspection.

	Votes For	%	Votes Against	%	Total Votes Cast (excluding withheld)	% of issued share capital voted*	Votes Withheld**
Resolution 1: Annual Report and Accounts	9,168,504,193	98.20	167,701,876	1.80	9,336,206,069	59.44%	14,223,001
Resolution 2: Directors' remuneration report	8,854,642,019	94.93	472,593,070	5.07	9,327,235,089	59.38%	23,193,986
Resolution 3: Directors' remuneration policy	8,853,124,156	94.94	471,653,907	5.06	9,324,778,063	59.37%	25,651,495
Resolution 4: To elect Albert Manifold as a director	7,471,052,765	81.77	1,665,619,049	18.23	9,136,671,814	58.17%	213,826,819
Resolution 5: To elect Meg O'Neill as a director	9,025,092,204	96.76	302,234,006	3.24	9,327,326,210	59.38%	23,104,938
Resolution 6: To re-elect Kate Thomson as a director	8,968,972,740	96.16	358,197,996	3.84	9,327,170,736	59.38%	23,259,612
Resolution 7: To re-elect Dame Amanda Blanc as a director	8,824,522,309	94.62	502,007,179	5.38	9,326,529,488	59.38%	23,900,854
Resolution 8: To re-elect Tushar Morzaria as a director	8,940,246,280	95.87	385,340,256	4.13	9,325,586,536	59.37%	24,843,012
Resolution 9: To re-elect Ian Tyler as a director	8,956,569,515	96.03	370,446,570	3.97	9,327,016,085	59.38%	23,413,463
Resolution 10: To re-elect Satish Pai as a director	8,559,087,256	91.78	766,677,287	8.22	9,325,764,543	59.37%	24,665,005
Resolution 11: To re-elect Dr Johannes Teyssen as a director	8,268,316,746	88.66	1,057,922,998	11.34	9,326,239,744	59.38%	24,189,804
Resolution 12: To re-elect Hina Nagarajan as a director	8,973,545,324	96.22	352,366,396	3.78	9,325,911,720	59.37%	24,535,971
Resolution 13: To elect Dave Hager as a director	9,061,737,160	97.16	264,447,931	2.84	9,326,185,091	59.38%	24,243,587
Resolution 14: Reappointment of auditor	9,316,382,851	99.76	22,709,516	0.24	9,339,092,367	59.46%	11,336,314
Resolution 15: Remuneration of auditor	9,302,832,679	99.65	32,284,442	0.35	9,335,117,121	59.43%	15,311,554
Resolution 16: Political donations and political expenditure	9,068,231,754	97.84	200,205,092	2.16	9,268,436,846	59.01%	81,991,835
Resolution 17: Directors' authority to allot shares (section 551)	8,989,757,261	96.38	337,972,074	3.62	9,327,729,335	59.39%	22,699,349
Resolution 18: Special resolution: Authority for disapplication of pre-emption rights (section 561)	9,213,993,316	98.92	100,245,975	1.08	9,314,239,291	59.30%	36,189,393
Resolution 19: Special resolution: Additional authority for disapplication of pre-emption rights (section 561)	9,220,111,338	98.96	96,650,230	1.04	9,316,761,568	59.32%	33,667,002
Resolution 20: Special resolution: Share buyback	9,289,198,689	99.52	45,240,241	0.48	9,334,438,930	59.43%	15,989,754
Resolution 21: Special resolution: Notice of general meetings	8,749,820,793	93.71	587,659,451	6.29	9,337,480,244	59.45%	12,948,450
Resolution 22: Special resolution: New Articles of Association	3,949,988,783	47.12	4,432,149,445	52.88	8,382,138,228	53.36%	968,360,345
Resolution 23: Special resolution: Revocation of resolution 25 (2015) and resolution 22 (2019)	3,962,538,955	47.47	4,385,409,409	52.53	8,347,948,364	53.15%	1,002,549,415
Resolution 24: Special resolution: Australasian Centre for Corporate Responsibility shareholder resolution	2,366,757,260	25.85	6,789,948,561	74.15	9,156,705,821	58.30%	193,709,411

* Total voting rights of the shares in issue, excluding Treasury shares: 15,707,184,257. Every shareholder has one vote for every ordinary share held and two votes for every £5 in nominal amount of bp preference shares held.

** Please note that a 'vote withheld' is not a vote under English law and is not counted in the calculation of the votes 'for' or 'against' a resolution.

We note the level of votes against the board's recommendations for resolutions 22, 23 and 24.  We will seek to understand the reason why shareholders voted as they did and intend to provide an update within six months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 23 April 2026
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary